SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Primerica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74164M 10 8

(CUSIP Number)

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Attn: Julie A. Bell Lindsay, Esq.

(212) 559-1000

COPIES TO:

Gregory A. Fernicola, Esq.

Jeffrey A. Brill, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Insurance Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698†‡
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 29,002,148†‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,002,148†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒¶
13	Percent of Class Represented by Amount in Row (11) 39.9%*
14	Type of Reporting Person CO

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

‡	The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.

*	The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Associated Madison Companies, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698†‡
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 29,002,148†‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,002,148†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒¶
13	Percent of Class Represented by Amount in Row (11) 39.9%*
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

‡	The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.

*	The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698†‡
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 29,002,148†‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,002,148†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒¶
13	Percent of Class Represented by Amount in Row (11) 39.9%*
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

‡	The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.

*	The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on April 12, 2010 (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”), with respect to the shares of common stock, $0.01 par value (“Common Stock”), of Primerica, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 3120 Breckinridge Blvd., Duluth, Georgia 30099. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 2:

Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X” or “Warburg Pincus”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (collectively, the “Warburg Pincus Parties”) and the Reporting Persons may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Exchange Act as a result of certain provisions of the Securities Purchase Agreement described in Item 6 of the Statement. The Reporting Persons do not expressly affirm membership in a group with the Warburg Pincus Parties. The Reporting Persons disclaim beneficial ownership of the Common Stock and shares of Common Stock issuable upon exercise of the Warrants held by the Warburg Pincus Parties. Neither the filing of the Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock or shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Warburg Pincus Parties for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

As of the date hereof, the Reporting Persons and the Warburg Pincus Parties beneficially own in the aggregate approximately 64.5% of the outstanding shares of Common Stock. It is the understanding of the Reporting Persons that the Warburg Pincus Parties will make a separate filing pursuant to the Exchange Act to report their beneficial ownership.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the final three paragraphs of Item 4 with the following paragraphs:

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated February 8, 2010, among CIHC, the Issuer and Warburg Pincus, on April 15, 2010, CIHC sold to Warburg Pincus 16,412,440 shares of Common Stock and the Warrants for an aggregate purchase price of $230,000,000. The purchase price per share of Common Stock and Warrants to purchase 0.25 shares of Common Stock was approximately $14.01. Citigroup previously announced its intent to divest its remaining interest in the Issuer as soon as is practicable, subject to market and other conditions.

Pursuant to the Securities Purchase Agreement, CIHC and Warburg Pincus have agreed to certain plans relating to the Issuer’s board of directors which are described in Item 6 of the Statement and incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of April 21, 2010, the Reporting Persons beneficially own an aggregate of 29,002,148 shares of Common Stock.

These shares of Common Stock are directly beneficially owned by CIHC. AMAD owns all of the outstanding common stock of CIHC and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by CIHC. Citigroup owns all of the outstanding common stock of AMAD and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by AMAD.

Accordingly, the Reporting Persons beneficially own 39.9% of the outstanding shares of Common Stock based on 72,712,625 shares outstanding.

As a result of the voting covenants included in the Securities Purchase Agreement (described in Item 6 of the Statement), the Warburg Pincus Parties may be deemed to have shared power to vote 29,002,148 shares of Common Stock beneficially owned by the Reporting Persons in favor of directors nominated by Warburg Pincus. Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Parties may be deemed to be the beneficial owners of an aggregate of 49,517,698 shares of Common Stock, which includes: (i) 29,002,148 shares of Common Stock held by the Reporting Persons (ii) 16,412,440 shares of Common Stock held by the Warburg Pincus Parties and (ii) 4,103,110 shares of Common Stock issuable upon exercise of the Warrants held by the Warburg Pincus Parties. The Warburg Pincus Parties are not entitled to any rights as a stockholder of the Issuer with respect to the shares of Common Stock beneficially owned by the Reporting Persons, except as expressly set forth in the Securities Purchase Agreement and have indicated that they will expressly disclaim all beneficial ownership of such shares. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants held by the Warburg Pincus Parties.

(b) See Item 5(a) above.

(c) Except as described in the Statement, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days. The response to Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by replacing the sections entitled “Intercompany Agreement”, “Registration Rights Agreement” and “Joint Filing Agreement” with the following:

Intercompany Agreement

Subject to certain minimum ownership percentages, the Issuer has agreed to provide CIHC with certain information and access rights. In addition, subject to certain minimum ownership percentages, CIHC’s prior written consent will be required for the Issuer to engage in certain actions, including certain extraordinary transactions, changes in its authorized or issued capital stock, amendments to its governing documents, certain affiliate transactions, payment of certain dividends, and changes in the size of the Issuer’s board of directors.

Registration Rights Agreement

Warburg Pincus, CIHC and the Issuer are party to a registration rights agreement, dated April 7, 2010 (the “Registration Rights Agreement”), pursuant to which the Issuer has granted Warburg Pincus and CIHC (and in each case, certain of their eligible transferees and/or affiliates) certain demand and piggyback registration rights with respect to the shares of Common Stock owned by them. Subject to the terms of the Registration Rights Agreement, Warburg Pincus and CIHC may include their Common Stock in future registrations of the Issuer’s common stock, or can require the Issuer to file registration statements for the resale of Common Stock.

Ownership Limits of Warburg Pincus

Pursuant to the Securities Purchase Agreement, Warburg Pincus has agreed that, subject to certain exceptions, they and their controlled affiliates will not own more than 35% of the voting power of the Issuer’s voting securities or 45% of the Issuer’s economic equity interests (the “Ownership Limits”). Warburg Pincus will not be in violation of the Ownership Limits if the 35% or 45% thresholds are exceeded solely due to any decrease in the number of outstanding shares of Common Stock as a result of actions taken by the Issuer.

Transfer Restrictions Pursuant to the Securities Purchase Agreement

Warburg Pincus has agreed that, subject to certain exceptions, it will not transfer any shares of Common Stock acquired pursuant to the Securities Purchase Agreement, any Warrants, or any shares of Common Stock or non-voting common stock of the Issuer issued upon exercise of the Warrants prior to the earlier of the date (i) that is 18 months after the completion of the Issuer’s initial public offering or (ii) on which CIHC and its affiliates (other than the Issuer and subsidiaries of the Issuer) own less than 10% of the outstanding shares of Common Stock, calculated on a fully-diluted basis. Among other exceptions, Warburg Pincus is permitted to make transfers not involving a public offering to parties who are not, and are not affiliated with, manufacturers or distributors of life insurance products.

Exchange Rights of Warburg Pincus

Warburg Pincus has the right to exchange any shares of non-voting common stock that it receives upon exercise of the Warrants for shares of Common Stock, or shares of Common Stock for shares of non-voting common stock, in each case on a one-for-one basis, subject to the Ownership Limits.

Informational and Governance Rights of Warburg Pincus

Pursuant to the Securities Purchase Agreement, subject to certain minimum ownership percentages, the Issuer has agreed to provide Warburg Pincus with certain information and access rights. In addition, subject to certain minimum ownership percentages, Warburg Pincus’ prior written consent will be required for the Issuer to engage in certain actions, including certain extraordinary transactions, changes in its authorized or issued capital stock, amendments to its governing documents, certain affiliate transactions, payment of certain dividends, and changes in the size of the Issuer’s board of directors.

Joint Filing Agreement

The Reporting Persons entered into a joint filing agreement, dated April 12, 2010, pursuant to which they agreed to the joint filing of the Schedule 13D and any and all amendments thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2010

CITIGROUP INC.

By:	/S/ JULIE A. BELL LINDSAY
Name:	Julie A. Bell Lindsay
Title:	Assistant Secretary

ASSOCIATED MADISON COMPANIES, INC.

By:	/S/ JOSEPH B. WOLLARD
Name:	Joseph B. Wollard
Title:	Secretary and Vice President

CITIGROUP INSURANCE HOLDING CORPORATION

By:	/S/ JOSEPH B. WOLLARD
Name:	Joseph B. Wollard
Title:	Secretary and Vice President